Exhibit 99.1

Healthpeak Properties Reports Second Quarter 2022 Results

DENVER, August 2, 2022 - Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the second quarter ended June 30, 2022.

SECOND QUARTER 2022 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.13 per share, Nareit FFO of $0.44 per share, FFO as Adjusted of $0.44 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 3.7%
  ▪ Life Science and MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 4.3% and 4.5%, respectively
– South San Francisco Joint Ventures:
  ▪ Formed a new life science joint venture with a sovereign wealth fund ("SWF Partner") for the near-term redevelopment of seven buildings on Healthpeak's Pointe Grand campus in South San Francisco
  ▪ Healthpeak and its SWF Partner have also signed agreements to utilize a similar joint venture structure to develop Phases II & III of Vantage in South San Francisco
– Announced a $500 million share repurchase program
– Life science development:
  ▪ Signed a 154,000 square foot full-building lease with a global pharmaceutical company at Vantage Phase I in South San Francisco
  ▪ Placed in service the remaining 74,000 square feet at The Boardwalk and an additional 160,000 square feet at The Shore
  ▪ $1 billion active life science developments 81% pre-leased as of August 2, 2022
– Added a new $36 million on-campus medical office development to our HCA Healthcare ("HCA") development program
– Increased MOB full-year 2022 same-store cash NOI outlook
– Net debt to adjusted EBITDAre and liquidity were 5.1x and $2.0 billion, respectively, as of June 30, 2022
– Obtained indicative lender commitments in excess of $500 million for proposed new senior unsecured delayed draw term loans
– The Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on August 19, 2022, to stockholders of record as of the close of business on August 8, 2022
– Published 11th annual ESG report covering environmental, social and governance initiatives and progress

SECOND QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 68,057	$ 0.13	$ 277,533	$ 0.51
Nareit FFO, diluted	238,506	0.44	149,671	0.28
FFO as Adjusted, diluted	238,829	0.44	219,386	0.40
AFFO, diluted	197,244		190,579	

Nareit FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "June 30, 2022 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month SS Cash (Adjusted) NOI growth on an actual and pro forma basis. The Pro Forma table reflects the results excluding government grants under the CARES Act for our CCRC portfolio.

Actual

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	4.3%	49.4%	4.8%	48.3%
Medical office	4.5%	40.0%	4.1%	39.6%
CCRC	(2.1%)	10.6%	6.2%	12.1%
Total Portfolio	**3.7%**	**100.0%**	**4.7%**	**100.0%**

Pro Forma (excluding CARES)

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	4.3%	49.4%	4.8%	49.0%
Medical office	4.5%	40.0%	4.1%	40.2%
CCRC	(2.6%)	10.6%	(4.3%)	10.8%
Total Portfolio	**3.6%**	**100.0%**	**3.5%**	**100.0%**

SOUTH SAN FRANCISCO JOINT VENTURES

POINTE GRAND REDEVELOPMENT

In August 2022, Healthpeak and its SWF Partner entered into a new 70% (Healthpeak) / 30% (SWF Partner) joint venture ("JV") on an approximately 400,000 square foot portfolio ("Portfolio") of seven life science buildings on Healthpeak's Pointe Grand campus in South San Francisco.

The JV intends to capitalize on Pointe Grand's irreplaceable location and strong tenant demand by redeveloping the buildings upon the near-term expirations of existing leases. The redevelopment will create differentiated product in an A+ location offering tenants speed to market in high-quality, purpose-built lab space at a lower occupancy cost compared to new development. The smaller buildings also allow the JV to capture the significant demand from a deep pool of tenants seeking 20,000 to 50,000 square feet.

The JV expects to fund an additional investment of approximately $400 per square foot to renovate and re-tenant the 30-year-old buildings over the next two years, including updated building systems, tenant improvements, and an amenity suite.

The JV generated cash proceeds to Healthpeak of $126 million at closing. Healthpeak will earn a preferred return during the redevelopment period, asset management and development fees, and be eligible for a promote.

VANTAGE PHASES II & III DEVELOPMENT

Healthpeak and its SWF Partner have also signed agreements to utilize a similar joint venture structure to develop Phases II and III of Vantage, a Class A development campus that is directly adjacent to Pointe Grand in South San Francisco and currently wholly-owned by Healthpeak. The purchase price for the Vantage Phase II & III joint venture is subject to final entitlements/density, and closing is subject to certain closing conditions, which we expect will be satisfied in the first half of 2023.

SHARE REPURCHASE AUTHORIZATION

In August 2022, Healthpeak's Board of Directors approved a $500 million share repurchase program. The shares may be repurchased in the open market at Healthpeak's discretion and subject to market conditions, regulatory constraints, and other customary conditions, until August 2024.

DEVELOPMENT UPDATES

VANTAGE PHASE I

In July 2022, Healthpeak signed a 154,000 square foot lease with a global pharmaceutical company at its Vantage Phase I development in South San Francisco, bringing the property to 45% pre-leased.

Strategically located on the corner of Forbes Boulevard and at the doorstep of Genentech's headquarters, the purpose-built lab campus will feature state-of-the-art design, an amenity center, flexible and efficient floor plates, and building systems accommodating a broad range of life science uses.

MOB DEVELOPMENT PROGRAM WITH HCA

In July 2022, Healthpeak added a new $36 million on-campus Class A medical office building to its development program with HCA. The 70,000 square foot, four-story building will be located on the Memorial Health University Medical Center campus in Savannah, Georgia. Memorial Health University Medical Center is operated by HCA and is the largest hospital in the MSA. HCA has committed to lease 50% of the space.

Since 2019, Healthpeak's development program with HCA has delivered 9 MOBs totaling 780,000 square feet, with total development costs of approximately $237 million.

THE BOARDWALK

During the second quarter, Healthpeak placed in service the remaining 74,000 square feet, representing $48 million of investment, at The Boardwalk, located in the Torrey Pines submarket of San Diego. The $179 million Class A development is targeting LEED Gold certification, encompasses 192,000 square feet across 3 buildings, and is 100% leased.

THE SHORE AT SIERRA POINT

During the second quarter, Healthpeak placed in service 160,000 square feet, representing $184 million of investment, at Phase II of The Shore at Sierra Point, located in Brisbane, California. The remaining 36,000 square feet in Phase II that has not yet been placed in service is 100% leased with a total expected development cost of $47 million and expected initial occupancy in the fourth quarter of 2022.

ACQUISITIONS

NORTHWEST MEDICAL PLAZA

In May 2022, Healthpeak closed on a 68,000 square foot on-campus medical office building for $26 million. The property is 98% leased with a weighted average remaining lease term of approximately 4.5 years and directly attached to Northwest Medical Center, a 128-bed full-service hospital in Bentonville, Arkansas.

DISPOSITIONS

During the second quarter, Healthpeak closed on the sale of three non-core MOB assets, generating proceeds of $26 million.

BALANCE SHEET

Net debt to adjusted EBITDAre and liquidity were 5.1x and $2.0 billion, respectively, as of June 30, 2022, including net proceeds from the future settlement of shares sold under equity forward contracts during the third quarter of 2021.

Healthpeak has obtained indicative lender commitments for proposed new senior unsecured delayed draw term loans (the "Term Loan Facilities") in an aggregate principal amount of up to $500 million, with initial stated maturities of 4.5 years (plus 1-year extension option at Healthpeak's discretion) and 5 years, and an interest rate of adjusted SOFR plus 85 basis points based on Healthpeak's current credit ratings. Healthpeak anticipates that the Term Loan Facilities will close in August 2022, subject to customary closing conditions, and fund during the fourth quarter 2022. Healthpeak intends to use the proceeds of the Term Loan Facilities for general corporate purposes, including to pay down existing and future short-term borrowings under its commercial paper program. On August 2, 2022, Healthpeak executed forward-starting swaps that matched the expected initial stated maturities of the Term Loan Facilities and fixed the interest rate at a blended 3.5%. The commitments in respect of the Term Loan Facilities and the terms and conditions thereof (including principal amounts, interest rates, and maturities) remain subject to the negotiation and execution of definitive loan documentation and market conditions.

ESG

In July 2022, Healthpeak published its 11th annual ESG Report, highlighting our environmental, social, and governance (ESG) initiatives over the last decade, as well as our 2021 performance.

Healthpeak was recently named an ENERGY STAR Partner of the Year for the second time and received several workplace recognitions, including being certified a Great Place to Work for the third consecutive year, Great Place to Work in Orange County by the *Orange County Business Journal* for the second time, and Top Workplaces by *The Tennessean* for the first time.

To learn more about Healthpeak's ESG program and view our 2021 ESG Report, please visit www.healthpeak.com/esg.

DIVIDEND

On July 28, 2022, Healthpeak announced that its Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on August 19, 2022, to stockholders of record as of the close of business on August 8, 2022.

2022 GUIDANCE

We are reaffirming the following guidance ranges for full year 2022:

- Diluted Nareit FFO per share of $1.70 – $1.76
- Diluted FFO as Adjusted per share of $1.68 – $1.74

We are updating the following guidance ranges for full year 2022:

- Diluted earnings per common share from $0.58 – $0.64 to $0.97 – $1.03
- Total Portfolio Same-Store Cash (Adjusted) NOI growth Guidance from 3.25% – 4.75% to 3.50% – 5.00%

These estimates do not reflect the potential impact from unannounced future transactions. These estimates are based on our view of existing market conditions, transaction timing and other assumptions for the year ending December 31, 2022. For additional details and assumptions underlying this guidance, please see page 38 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, August 3, 2022, at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) to review its financial and operating results for the quarter ended June 30, 2022. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 10168631. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through August 3, 2023, and a telephonic replay can be accessed through August 10, 2022, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 6376533. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust ("REIT") and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and CCRC. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2022 Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the Covid pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants; the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns, CFA

Senior Vice President – Investor Relations

720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets

In thousands, except share and per share data

	June 30, 2022	December 31, 2021
Assets		
Real estate:		
Buildings and improvements	$ 12,590,403	$ 12,025,271
Development costs and construction in progress	675,713	877,423
Land	2,705,260	2,603,964
Accumulated depreciation and amortization	(3,097,748)	(2,839,229)
Net real estate	12,873,628	12,667,429
Net investment in direct financing leases	—	44,706
Loans receivable, net of reserves of $2,015 and $1,813	413,962	415,811
Investments in and advances to unconsolidated joint ventures	402,154	403,634
Accounts receivable, net of allowance of $2,122 and $1,870	47,340	48,691
Cash and cash equivalents	73,013	158,287
Restricted cash	54,815	53,454
Intangible assets, net	470,865	519,760
Assets held for sale and discontinued operations, net	66,647	37,190
Right-of-use asset, net	233,391	233,942
Other assets, net	682,388	674,615
Total assets	$ 15,318,203	$ 15,257,519
Liabilities and Equity		
Bank line of credit and commercial paper	$ 1,448,569	$ 1,165,975
Senior unsecured notes	4,655,852	4,651,933
Mortgage debt	349,329	352,081
Intangible liabilities, net	169,622	177,232
Liabilities related to assets held for sale and discontinued operations, net	15,869	15,056
Lease liability	201,124	204,547
Accounts payable, accrued liabilities, and other liabilities	706,819	755,384
Deferred revenue	814,754	789,207
Total liabilities	8,361,938	8,111,415
Commitments and contingencies		
Redeemable noncontrolling interests	115,877	87,344
Common stock, $1.00 par value: 750,000,000 shares authorized; 539,580,161 and 539,096,879 shares issued and outstanding	539,580	539,097
Additional paid-in capital	10,073,712	10,100,294
Cumulative dividends in excess of earnings	(4,306,762)	(4,120,774)
Accumulated other comprehensive income (loss)	(1,318)	(3,147)
Total stockholders' equity	6,305,212	6,515,470
Joint venture partners	334,120	342,234
Non-managing member unitholders	201,056	201,056
Total noncontrolling interests	535,176	543,290
Total equity	6,840,388	7,058,760
Total liabilities and equity	$ 15,318,203	$ 15,257,519

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	2021	2022	2021
Revenues:				
Rental and related revenues	$ 387,079	$ 340,642	$ 757,229	$ 668,614
Resident fees and services	125,360	117,308	246,920	233,436
Income from direct financing leases	—	2,180	1,168	4,343
Interest income	5,493	16,108	10,987	25,121
Total revenues	517,932	476,238	1,016,304	931,514
Costs and expenses:				
Interest expense	41,867	38,681	79,453	85,524
Depreciation and amortization	180,489	171,459	358,222	328,997
Operating	215,044	190,132	422,291	371,893
General and administrative	24,781	24,088	48,612	48,990
Transaction costs	612	619	908	1,417
Impairments and loan loss reserves (recoveries), net	139	931	271	4,173
Total costs and expenses	462,932	425,910	909,757	840,994
Other income (expense):				
Gain (loss) on sales of real estate, net	10,340	175,238	14,196	175,238
Gain (loss) on debt extinguishments	—	(60,865)	—	(225,157)
Other income (expense), net	2,861	1,734	21,177	3,934
Total other income (expense), net	13,201	116,107	35,373	(45,985)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	68,201	166,435	141,920	44,535
Income tax benefit (expense)	718	763	(59)	755
Equity income (loss) from unconsolidated joint ventures	382	867	2,466	2,190
Income (loss) from continuing operations	69,301	168,065	144,327	47,480
Income (loss) from discontinued operations	2,992	113,960	3,309	383,968
Net income (loss)	72,293	282,025	147,636	431,448
Noncontrolling interests' share in continuing operations	(3,955)	(3,535)	(7,685)	(6,841)
Noncontrolling interests' share in discontinued operations	—	(2,210)	—	(2,539)
Net income (loss) attributable to Healthpeak Properties, Inc.	68,338	276,280	139,951	422,068
Participating securities' share in earnings	(281)	(287)	(2,258)	(2,732)
Net income (loss) applicable to common shares	$ 68,057	$ 275,993	$ 137,693	$ 419,336
Basic earnings (loss) per common share:				
Continuing operations	$ 0.12	$ 0.30	$ 0.25	$ 0.07
Discontinued operations	0.01	0.21	0.01	0.71
Net income (loss) applicable to common shares	$ 0.13	$ 0.51	$ 0.26	$ 0.78
Diluted earnings (loss) per common share:				
Continuing operations	$ 0.12	$ 0.30	$ 0.25	$ 0.07
Discontinued operations	0.01	0.21	0.01	0.71
Net income (loss) applicable to common shares	$ 0.13	$ 0.51	$ 0.26	$ 0.78
Weighted average shares outstanding:				
Basic	539,558	538,929	539,456	538,805
Diluted	539,815	544,694	539,701	539,081

Healthpeak Properties, Inc.

Funds From Operations

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	2021	2022	2021
Net income (loss) applicable to common shares	$ 68,057	$ 275,993	$ 137,693	$ 419,336
Real estate related depreciation and amortization	180,489	171,459	358,222	328,997
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	5,210	2,869	10,345	7,322
Noncontrolling interests' share of real estate related depreciation and amortization	(4,844)	(4,923)	(9,685)	(9,809)
Loss (gain) on sales of depreciable real estate, net[1]	(12,903)	(297,476)	(16,688)	(557,138)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	129	(5,866)	(150)	(5,866)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	2,179	12	2,179
Loss (gain) upon change of control, net	—	—	—	(1,042)
Taxes associated with real estate dispositions	16	1,693	(166)	2,183
Impairments (recoveries) of depreciable real estate, net	—	3,743	—	3,743
Nareit FFO applicable to common shares	236,154	149,671	479,583	189,905
Distributions on dilutive convertible units and other	2,352	—	4,704	—
Diluted Nareit FFO applicable to common shares	$ 238,506	$ 149,671	$ 484,287	$ 189,905
Diluted Nareit FFO per common share	$ 0.44	$ 0.28	$ 0.89	$ 0.35
Weighted average shares outstanding - diluted Nareit FFO	547,132	539,193	547,018	539,081
Impact of adjustments to Nareit FFO:				
Transaction-related items	$ 596	$ 1,265	$ 893	$ 5,379
Other impairments (recoveries) and other losses (gains), net[2]	139	1,845	(8,770)	5,087
Restructuring and severance related charges	—	—	—	2,463
Loss (gain) on debt extinguishments	—	60,865	—	225,157
Casualty-related charges (recoveries), net	(411)	3,596	(411)	4,644
Total adjustments	324	67,571	(8,288)	242,730
FFO as Adjusted applicable to common shares	236,478	217,242	471,295	432,635
Distributions on dilutive convertible units and other	2,351	2,144	4,719	4,067
Diluted FFO as Adjusted applicable to common shares	$ 238,829	$ 219,386	$ 476,014	$ 436,702
Diluted FFO as Adjusted per common share	$ 0.44	$ 0.40	$ 0.87	$ 0.80
Weighted average shares outstanding - diluted FFO as Adjusted	547,132	546,519	547,018	546,407

---

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations of this Earnings Release and the detailed financial information in the Discontinued Operations Reconciliation section included in the corresponding Discussion and Reconciliation of Non-GAAP Financial Measures, which is available in the Investor Relations section of our website at http://ir.healthpeak.com/.

(2) The six months ended June 30, 2022 includes the following, which are included in other income (expense), net in the Consolidated Statements of Operations: (i) a $23 million gain on sale of a hospital that was in a direct financing lease and (ii) $14 million of expenses incurred for tenant relocation and other costs associated with a planned MOB demolition. The three and six months ended June 30, 2021 includes the following: (i) a $7 million goodwill impairment charge in connection with our senior housing triple-net asset sales which is reported in income (loss) from discontinued operations in the Consolidated Statements of Operations and (ii) a $6 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable which is included in interest income in the Consolidated Statements of Operations. The remaining activity for the three and six months ended June 30, 2022 and 2021 includes reserves for loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	2021	2022	2021
FFO as Adjusted applicable to common shares	$ 236,478	$ 217,242	$ 471,295	$ 432,635
Amortization of stock-based compensation	5,300	5,095	10,021	9,459
Amortization of deferred financing costs	2,689	2,121	5,377	4,334
Straight-line rents	(12,713)	(6,201)	(23,872)	(15,336)
AFFO capital expenditures	(27,906)	(22,422)	(50,745)	(43,132)
Deferred income taxes	(1,188)	(2,771)	(927)	(4,493)
Other AFFO adjustments	(7,065)	(4,026)	(13,524)	(9,628)
AFFO applicable to common shares	195,595	189,038	397,625	373,839
Distributions on dilutive convertible units and other	1,649	1,541	3,296	2,862
Diluted AFFO applicable to common shares	**$ 197,244**	**$ 190,579**	**$ 400,921**	**$ 376,701**
Weighted average shares outstanding - diluted AFFO	545,307	544,694	545,193	544,582